nH

NH HOTELES
Santa Engracia, 120
28003 Madrid
España
t. +34 91 451 97 27
f. +34 91 451 97 29 / 30
www.nh-hoteles.com
nh@nh-hotels.com

06016187

July, 2006

SEC MAIL PROCESSING
RECEIVED
AUG 2 2 2006
WASH, D.C. 213 SECTION

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N..W.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

12g3-2(b) SUBMISSION

Enclosed please find a translation of the information which the Company made public and filed with the Comisión Nacional del Mercado de Valores and the Spanish Stock on July-, 2006 pursuant to art.82 of Law 24/1998. The Commission has assigned NH Hoteles, S.A. with File Number 82-4780. Should you have any questions regarding the enclosed submission, please contact me at 3491-4519727. Thank you for your assistance.

Best regards,

PROCESSED
AUG 2 4 2006
THOMSON
FINANCIAL

Roberto Chollet
Chief Financial Officer

dw 8/22

NH HOTELES S.A.
Inscrita en el Registro Mercantil de Madrid. Tomo 576 general. Libro 176 de la sección 3.ª.
Folio 34 vuelto. Hoja n.º 1467 - C.I.F. A-28027944

nH HOTELES

INVESTOR RELATIONS DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

Madrid, 28th July, 2006

NH HOTELES 1st HALF SALES AND RESULTS

Hotel P&L	H1 2006	H1 2005	% Change	% Change Comparable*
Hotels Revenue	497.11	439.62	13.1%	10.0%
Hotels GOP	171.71	147.89	16.1%	17.4%
Hotels EBITDA	80.19	62.83	27.6%	36.2%
Hotels Net Income	19.13	13.73	39.4%	

(*) At constant scope of consolidation

Real Estate P&L	H1 2006	H1 2005	% Change
Real Estate Revenue	11.27	19.03	-40.8%
Real Estate Ebitda	3.41	7.80	-56.3%
Sotogrande Net Income	2.02	3.63	-44.4%

HOTEL ACTIVITY

- In the 1st half of 2006, RevPar at Comparable Hotels in Europe grew by 11.5%, which implies an acceleration from the RevPar trend showed in the first 4 months of the year (isolated from the Easter Week effect) of 7.2%.
- ADR in comparable hotels in Europe rose by a 7.56%, being responsible for the 67.5% of the total growth in RevPar.
- The underlying performance of the RevPar has been strong across all the business units with special remarks to Spain and Benelux. The world cup has shaped the income profile in Germany with RevPar growth of 14.1% chiefly driven by a high ADR.
- The German hotels achieved positive Ebitda of €2.81m on the back of the World Cup, the positive performance of two new hotels and restrained lease costs owing to the renegotiation of 14 hotels in Germany.

REAL ESTATE ACTIVITY

- Sotogrande's real estate business reported total sales of €11.27m, 40.8% down compared with the same period of previous year. The difference is explained by the product delivery schedule and a fewer number of plots sold, compared to houses and apartments.
- Sotogrande may benefit from the recent three-way agreement between Great Britain, Spain and Gibraltar on the joint use of Gibraltar airport that will be completed on September, 18th. So far, this airport has been used for direct services to the United Kingdom. An agreement supporting the use of the airport to other destinations would imply a remarkable enhancement of the transportation infrastructure surrounding Sotogrande, since Gibraltar Airport is only 15 minutes away from Sotogrande.

82-4780

nH HOTELES

INVESTOR RELATIONS DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

REVENUE AND EBITDA 1ST HALF	H1 2006 REVENUE M Euros	H1 2006 EBITDA M Euros	H1 2006 Margin %	H1 2005 Revenue M Euros	H1 2005 EBITDA M Euros	H1 2005 Margin %	%H106/05 Change Revenue	%H106/05 Change EBITDA
B.U. SPAIN & PORTUGAL COMPARABLE	**167.47**	**40.34**	**24.1%**	**157.12**	**34.73**	**22.1%**	**6.6%**	**16.2%**
Spain & Portugal Non Comparable	25.49	-1.75	-6.9%	16.77	1.17	7.0%	52.0%	-249.6%
B.U.SPAIN & PORTUGAL	192.96	38.59	20.0%	173.89	35.90	20.6%	11.0%	7.5%
B.U. HOLLAND & BELGIUM COMPARABLE	**118.61**	**39.69**	**33.5%**	**105.34**	**30.04**	**28.5%**	**12.6%**	**32.1%**
Holland & Belgium & Others Non Comparable	16.89	4.13	24.5%	16.87	7.51	44.5%	0.1%	-45.0%
B.U. HOLLAND & BELGIUM & OTHERS	135.50	43.82	32.3%	122.21	37.55	30.7%	10.9%	16.7%
B.U. S&A&H COMPARABLE	**23.75**	**0.57**	**2.4%**	**21.19**	**-0.52**	**-2.5%**	**12.1%**	**209.6%**
B.U. SWITZERLAND & AUSTRIA & HUNGARY	23.75	0.57	2.4%	21.19	-0.52	-2.5%	12.1%	209.6%
B.U. GERMANY COMPARABLE	**97.66**	**2.17**	**2.2%**	**89.87**	**-3.20**	**-3.6%**	**8.7%**	**167.8%**
Germany Non Comparable	4.66	0.64	13.7%	1.07	0.14	13.1%	335.5%	357.1%
B.U. GERMANY	102.32	2.81	2.7%	90.94	-3.06	-3.4%	12.5%	191.8%
ITALY COMPARABLE	**7.09**	**-0.77**	**-10.9%**	**6.25**	**-1.27**	**-20.3%**	**13.4%**	**39.4%**
B.U. ITALY	7.09	-0.77	-10.9%	6.25	-1.27	-20.3%	13.4%	39.4%
TOTAL EUROPE COMPARABLE	**414.58**	**82.00**	**19.8%**	**379.77**	**59.78**	**15.7%**	**9.2%**	**37.2%**
B.U. LATIN AMERICA COMPARABLE	**29.41**	**8.65**	**29.4%**	**23.93**	**6.80**	**28.4%**	**22.9%**	**27.2%**
Latin America Non Comparable	2.05	-0.18	-8.8%	1.21	-0.48	-39.7%	69.4%	62.5%
B.U. LATIN AMERICA	31.46	8.47	26.9%	25.14	6.32	25.1%	25.1%	34.0%
HOTEL ACTIVITY COMPARABLE	**443.99**	**90.65**	**20.4%**	**403.70**	**66.58**	**16.5%**	**10.0%**	**36.2%**
CORPORATE	4.03	-13.30		0.00	-12.09			-10.0%
TOTAL HOTEL ACTIVITY	**497.11**	**80.19**	**16.1%**	**439.62**	**62.83**	**14.3%**	**13.1%**	**27.6%**
SOTOGRANDE REAL ESTATE	11.27	3.41	30.3%	19.03	7.80	41.0%	-40.8%	-56.3%
TOTAL CONSOLIDATED	**508.38**	**83.60**	**16.4%**	**458.65**	**70.63**	**15.4%**	**10.8%**	**18.4%**

nH HOTELES

INVESTOR RELATIONS DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

NH HOTELES,S.A.	H1 2006		H1 2005		2006/2005
P&L ACCOUNT AS AT JUNE, 30th 2006	**M Eur.**	**%**	**M. Eur**	**%**	**Change. %**
Room Revenues	492.06	96.8%	436.61	95.2%	12.7%
Real estate sales and other	11.25	2.2%	18.61	4.1%	-39.5%
Other non-recurring revenues	5.07	1.0%	3.43	0.7%	47.8%
TOTAL REVENUES	**508.38**	**100.0%**	**458.65**	**100.0%**	**10.8%**
Cost of real estate sales	-2.57	-0.5%	-5.11	-1.1%	-49.7%
Staff Cost	-170.12	-33.5%	-156.14	-34.0%	9.0%
Operating expenses	-158.73	-31.2%	-140.56	-30.6%	12.9%
Other Non-recurring expenses	-1.84	-0.4%	-1.15	-0.3%	60.0%
GROSS OPERATING PROFIT	**175.12**	**34.4%**	**155.69**	**33.9%**	**12.5%**
Lease payments and property taxes	-91.52	-18.0%	-85.06	-18.5%	7.6%
EBITDA	**83.60**	**16.4%**	**70.63**	**15.4%**	**18.4%**
Depreciation	-41.11	-8.1%	-32.48	-7.1%	26.6%
EBIT	**42.49**	**8.4%**	**38.15**	**8.3%**	**11.4%**
Interest income (expense)	-12.55	-2.5%	-9.75	-2.1%	28.7%
Income from minority equity interests	0.22	0.0%	-0.01	0.0%	-2300.0%
EBT	**30.16**	**5.9%**	**28.39**	**6.2%**	**6.2%**
Corporate income tax	-9.05	-1.8%	-7.97	-1.7%	13.6%
NET INCOME *before minorities*	**21.11**	**4.2%**	**20.42**	**4.5%**	**3.4%**
Minority interests	0.04	0.0%	-3.07	-0.7%	-101.3%
NET INCOME	**21.15**	**4.2%**	**17.35**	**3.8%**	**21.9%**

nH HOTELES

INVESTOR RELATIONS DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t: +34 91 451 97 ..
f: +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

Switzerland, Austria and Hungary

- The trend seen in the 1st quarter has steadily continued during the 2nd quarter showing strong performance in the 1st part of the year across all the eastern countries.
- This B.U. posted an Ebitda of €0.57m, caught up in the 2nd quarter with €1.35m of Ebitda, partly thanks to strong demand and the renegotiation of leases at three hotels, which gave rise to €1.1m of accumulated savings.

Germany

- The Word cup has shaped the 2nd quarter, fueling the ADR by 21.49% up in this period and helping to achieve in the 1st semester a rise of +14% in RevPar, 84% out of it stemmed from the growth in ADR.
- The corporate travel business usually traded in June was moved in advanced to May and postponed to July, resulting in a +33% in sales growth.
- During the World Cup NH Hoteles has opted for maintaining high rates yielding a 50% ADR increase, and a RevPar growth of over 40%.
- Positive Ebitda in Comparable hotels of €4.2m in the 2nd quarter owing to the performance of demand, Revenue Management policy focused of maximizing ADR and the positive evolution of the hotel leases due to the ongoing process of renegotiation of leases. Up to date, €2.2m have been saved from 14 hotels.
- At Non comparable scope of consolidation, two hotels have been added to the portfolio:
  - In 2005 NH Nuremberg was opened and in the first quarter of 2006, the NH Berlin Artus has been incorporated. These two hotels have contributed both in Revenue and Ebitda.

Latin America

The positive trend has continued during the second quarter and it has absorbed the negative Easter Week effect in the second quarter.

- In local currency terms:
  - In Argentina, during the first semester sales climbed 30.38% at comparable hotels, RevPar by 31.83%, occupancy remained almost stable decreasing 0.81% and ADR leapt by 32.9%. 1.17 p.p. of the increase in RevPar is explained by the favourable currency exchange rate.
  - The hotels from rest of the Mercosur countries – Uruguay, Brasil and Chile – also posted double digit increases in RevPar.
  - In Mexico, revenues at comparable hotels improved by 13.15%, RevPar by 15.88%, occupancy gained 11.78% and prices rose 3.67%. 7.37 p.p. of the increase in RevPar is explained by the favourable currency exchange rate.
- EBITDA in Latin America improved by a 34%, reflecting the operating improvement and the currency exchange effect.

nH HOTELES

INVESTOR RELATIONS DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

SOTOGRANDE REAL ESTATE BUSINESS

- Sotogrande's real estate business reported total sales of €11.27m, a 40.8% less than in the same period of previous year. The difference is explained by the product delivery scheduled and a more limited number of plots sold, compared to houses and apartments.
- Sotogrande's Ebitda of €3.41m, versus €7.8m last year is explained by, apart from the timetable of delivery of products, the more difficult comparison due to the sale of a large plot for €3.4m, made in February last year.
- At end-June 2006, confirmed real estate sales not reflected in the accounts amounted to €93.1m, with an estimated margin of €40.17m. The majority of these sales were made in the residential development of "Ribera del Marlin" and "Los Cortijos de La Reserva". The figure for sales not reflected in the accounts at year-end 2005 was €79.9m.
- Sotogrande may benefit from the recent three-way agreement between Britain, Spain and Gibraltar on the joint use of Gibraltar airport that will be completed on September, the 18th. So far, this airport has been used for direct services to the United Kingdom. An agreement supporting the use of the airport to other destinations would imply a remarkable enhancement of the transportation infrastructure surrounding Sotogrande, since Gibraltar Airport is 15 minutes away by car from Sotogrande.

Sotogrande - Income Breakdown	**H1 2006**		**H1 2005**	
	Mn Euros	**% total**	**Mn Euros**	**% total**
Berths and Parking lots	1.4	12.2%	1.4	7.4%
Apartments	4.3	37.7%	4.0	20.8%
Plots	2.2	19.3%	8.4	44.1%
Real Estate Income	**7.8**	**69.1%**	**13.7**	**72.2%**
Other Income	3.5	30.9%	5.3	27.8%
Total Income	**11.27**	**100.0%**	**19.03**	**100.0%**

FINANCIAL PERFORMANCE

- Positive Net income of €21.15m versus €17.35m last year.
- Minority interests have been lowered as a consequence of the buy out of minorities done last year.
- Net consolidated debt at end-June amounted to €681.84m, compared to €690.04m at the beginning of the year.
- Financial gearing (Net Debt/Equity) was 0.77X.
- NH Hoteles has contributed to the subordinated loan for the refinancing of the leases of 17 hotels with €4m. The total amount of subordinated loan is €58.4m which generates an annual average return of 3%. Refinancing the hotels in Germany and Austria generated cost-savings of €3.3m, in addition to the interest on subordinated loans which generated financial revenues of €0.87 in the 1st half of 2006. The accumulated savings for 2005 and 2006 will be €6.8m.

nH HOTELES

INVESTOR RELATIONS DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

- During the 1st half of 2006, the most relevant facts regarding the Net Debt have been: investments in new projects, the contribution to the subordinated loan, the cash in of €50.7m from the NH Italy capital increase, the 2nd payment of €15m to the Astron minorities and Cap Cana divesture of 25% for €19.4m and dividends for €26.5m.
- Non Recurring Revenue 2006 records €4m: €3m as a consequence of the share dilution related to the NH Italy €50m capital increase subscribed by Banca Intesa at NH Italia. As a consequence of this deal, Banca Intesa has a 49% stake in NH's Italian subsidiary. The remainder €1m comes from the divestment from Aymerich Golf Management.
- In regard with the agreement reached at the NH Hoteles Annual Shareholder Meeting taken place on the 5th of May of 2006, a capital increase of 57,375,000€ through the issue of 4,250,000 shares has been accomplished and fully subscribed by Equity International Properties Ltd (EIP) for which compensation consists of 1,162,439 shares of Latinoamericana de Gestión Hotelera S.A. As a consequence of the capital increase, EIP holds 3.43% of NH Hoteles out of a total of 123,782,898 shares, and enable NH Hoteles to buy out the 35% minority interest in Latinoamericana de Gestión Hotelera, the investment subsidiary company of NH Hoteles in Latinamerica.

FILE NUMBER
82 - 4780

nH HOTELES

INVESTOR RELATIONS DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

PORTFOLIO OF HOTELS AND EXPANSION PROJECTS

Hotels opened up to date in 2006

Hotel	City, Country	Contract	# of rooms
NH Balago	Valladolid, Spain	Managed	159
NH Numancia (Room Extension)	Barcelona, Spain	Leased	46
NH Berlin City West	Berlin, Germany	Leased	136
NH Santo Stefano	Turin, Italy	Managed	125
NH Hotel de Ville	Groningen, Holland	Leased	67
NH Cayo Coco	Cayo Coco, Cuba	Managed	690
NH Agustinos	Berriozar, Spain	Managed	60
New Openings			1283

New projects signed in 2006

Hotel	City, Country	Contract	# of rooms
NH Cayo Coco	Cayo Coco (Cuba)	Managed	690
NH Playa Bávaro	Dominican Republic	Managed	660
NH Lyon	Lyon, France	Leased	245
Nhow Cap Cana	Dominican Republic	Managed	200
NH Sesto San Giovanni	Milano, Italy	Leased	155
NH Kensington	Londres, England	Leased	150
NH Parque Lisboa	Lisboa, Portugal	Leased	148
NH Berlin City West	Berlin, Germany	Leased	136
NH Poznan	Poznan, Polland	Managed	92
NH Hotel de Ville	Groningen, Holland	Leased	67
Total New Projects			2543

Rooms and hotels signed due to open over the next years

Year of Openings	Total			Rest of 2006		2007		2008		2009	
Countries	Rooms	Hotels		Hotels	Rooms	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms
SPAIN	1,097	8		3	477	3	389	2	231		
DOMINICAN REPUBLIC	860	2						2	860		
MEXICO	826	3		1	136	2	690				
ITALY	746	4		1	256	3	490				
SENEGAL REP.	310	2				2	310				
FRANCE	245	1								1	245
ARGENTINA	208	1		0	93	1	115				
ENGLAND	150	1		1	150						
CUBA (*)	150	0							150		
PORTUGAL	148	1		1	148						
GERMANY (*)	91	0					91				
POLLAND	92	1				1	92				
(*) Where hotel = 0 means room extension											
TOTAL SIGNED	4,923	24		7	1,260	12	2,177	4	1,241	1	245

nH HOTELES

INVESTOR RELATIONS DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

Total Portfolio and signed projects

27/24/2006	Rooms	Hotels		Leased	Rooms	Owned	Rooms	Managed	Rooms
TOTAL HOTELS OPEN									
SPAIN	13,540	122		80	9,132	17	2,504	25	1,904
GERMANY	9,246	54		53	9,102	0	0	1	144
HOLLAND	5,620	30		11	1,551	18	3,989	1	80
MEXICO	3,042	15		3	354	5	1,126	7	1,562
BELGIUM	1,116	8		1	241	7	875	0	0
ARGENTINA	1,062	8		0	0	8	1,062	0	0
AUSTRIA	973	6		6	973	0	0	0	0
CUBA	967	2		0	0	0	0	2	967
SWITZERLAND	562	4		2	330	2	232	0	0
ITALY	501	2		1	376	0	0	1	125
SOUTH AFRICA	240	2		1	198	1	42	0	0
ENGLAND	200	1		0	0	0	0	1	200
PORTUGAL	165	2		2	165	0	0	0	0
RUMANIA	161	2		1	83	0	0	1	78
HUNGARY	160	1		1	160	0	0	0	0
URUGUAY	136	1		0	0	1	136	0	0
BRASIL	135	1		0	0	1	135	0	0
CHILE	122	1		0	0	1	122	0	0
TOTAL OPEN	37,948	262		162	22,665	61	10,223	39	5,060
TOTAL HOTELS SIGNED									
SPAIN	1,097	8		6	939	2	158	0	0
DOMINICAN REPUBLIC	860	2						2	860
MEXICO	826	3		0	0	2	276	1	550
ITALY	746	4		3	529	1	217	0	0
SENEGAL REP	310	2		0	0	0	0	2	310
FRANCE	245	1		1	245	0	0	0	0
ARGENTINA	208	1		0	0	1	208	0	0
ENGLAND	150	1		1	150	0	0	0	0
CUBA	150	0		0	0	0	0	0	150
PORTUGAL	148	1		1	148	0	0	0	0
POLLAND	92	1		0	0	0	0	1	92
GERMANY	91	0		0	91	0	0	0	0
TOTAL SIGNED	4,923	24		12	2,102	6	859	6	1,962

NH Hoteles has a presence in 19 countries, with 262 hotels open totalling 37,948 rooms, and contracts signed for another 24 with a further 4,923 rooms. In the 286 hotels opened or signed for, 25.8% of the rooms are owned by the chain, 49% are leased, 8.2% are leased with a call option to buy the hotels, and 16.4% are under management contracts.

The signed projects are part of the company's strategy to boost organic growth in the City hotel segment in the countries where NH Hoteles already has a strong presence, and in other countries where it has little or no presence such as Italy, Eastern Europe and the UK. NH Hotels also wants to strengthen its position in leisure hotels, particularly top end Resorts in the Caribbean.